Metals Acquisition Limited

3rd Floor, 44 Esplanade, St Helier, JE4 9WG, Jersey

August 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Cheryl Brown
Ms. Laura Nicholson

Re:	Metals Acquisition Limited
Registration Statement on Form F-1
File No. 333-273088

Ladies and Gentlemen:

Metals Acquisition Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on August 22, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Will Burns, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Will Burns of Paul Hastings LLP, counsel to the Registrant, at (713) 860-7352.

[Signature Page Follows]

Securities and Exchange Commission

August 18, 2023

Very truly yours,

Metals Acquisition Limited

		By:	/s/ Michael James McMullen
		Name:	Michael James McMullen
		Title:	Chief Executive Officer

cc:	Will Burns, Paul Hastings LLP